

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

May 14, 2009

Via US Mail and Facsimile to (860) 928-2147

Robert J. Halloran, Jr.
President and Treasurer
PSB Holdings, Inc.
40 Main Street
Putnam, CT

> **Re:** **PSB Holdings, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2008**
> **Form 10-Q for the quarter ended September 30, 2008**
> **Form 10-Q for the quarter ended December 31, 2008**
> **File No. 000-50970**

Dear Mr. Halloran:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2008

Balance Sheet, page 42

1.   We note that you classify your investment in FHLB stock as equity securities
        available for sale which is carried at cost. We note that paragraph 12.26 of the
        AICAP Audit Guide for Depository Lending Institutions states that investments in
        FHLB stock generally should not be shown with securities accounted for under
        SFAS 115. Please tell us why you believe your classification of FHLB stock is
        appropriate considering the above guidance or revise future filings to present your
        investment in FHLB stock outside of securities available for sale. Please provide
        any supporting accounting guidance for your position.

Investment Activities, pg. 16

2.   We note your portfolio consists of $7.9 million of Federal Home Loan Bank
        (FHLB) of Boston stock. Given the fact that FHLB Boston has not paid
        dividends since the third quarter in 2008 and had a net loss in 2008, please revise
        your future filings beginning with your next Form 10-Q to disclose the results of
        your impairment analysis of your investment in FHLB Boston stock. In addition,
        how you considered the positive and negative factors in making this conclusion.

3.   We note you held auction rate preferred stock totaling $19.0 million at June 30,
        2008. Please tell us and in future filings more specifically describe the terms and
        provisions of the auction rate preferred stock. Please disclose and provide to us
        maturity dates of the long-term instruments, dividend rates, dividend payment
        provisions, the nature of any collateral and any other guarantees. Clarify whether
        you are receiving default dividend rates, disclose the rates, and disclose whether
        dividends are being collected on a current basis. In addition, please tell us and
        include in future filings if any of the auctions failed during the fiscal year and
        explain how any changes to these facts and circumstances impacted your
        accounting from June 30, 2008 to the current date. We may have additional
        questions upon receipt and review of your response.

Note 2 – Investment Securities, pg. 57

4.   We note there were unrealized losses as of June 30, 2008, September 30, 2008,
        and December 31, 2008 related to your corporate-bonds and other obligations and
        mortgage-backed securities. Based on the disclosure on page 55, it would appear
        that these securities fair values were below the amortized cost. We note you
        determined the unrealized losses as of June 30, 2008 were temporary and a result
        of interest rate conditions. Please revise future filings to disclose the following:

a) Your ability and intent to hold these securities for the time necessary to collect the expected cash flows along with the factors you considered in this conclusion; and

b) Please consider disclosing a table in your Form 10-Q summarizing the estimated fair value and related unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as included in the Form 10-K on page 57.

Form 10-Q for the quarters ended December 31, 2008

Note 11 – Fair Value of Assets and Liabilities, pg. 15

5. We note you include the fair value measurements and level within the fair value hierarchy at the reporting date for assets measured at fair value on a recurring basis in Note 11 at September 30, 2008 and December 31, 2008. In future filings, please present each major category of securities available for sale separately, like U.S government and agency obligations and mortgage-backed securities, in the table included on page 15.

6. You state that your Level 2 valuations for assets and liabilities were obtained from third party pricing services. Please revise future filings to explain the extent to which, and how, the information is obtained from pricing services/independent dealers and used in developing the fair value measurements in the consolidated financial statements. In addition, please revise your disclosures to address the following:

    a) Disclose whether the valuation models used have changed from prior periods and to the extent possible, disclose the quantitative effect of such changes;

    b) Quantify the effect on operations and financial position of reasonably likely changes in the assumptions used, if material, and;

    c) The specific procedures management uses to validate the pricing received from third parties.

7. With respect to Level 3 securities, we note you list methodologies you considered in reaching conclusions about fair value like option pricing models and discounted cash flow models on page 14. In future filings please disclose more specific detail about which models, methods and significant assumptions were used in the valuations. If you relied on more than one source of information or applied more than one technique, clarify how you evaluated and weighted the information considered and the techniques applied. Additionally, please consider

disclosing how you have reflected instruments in your Level 3 rollforward (i.e. beginning of the period or the end of the period) in future filings.

8.   We note you have impaired loans at September 30, 2008 and December 31, 2008 of $2,426,000 and $1,561,000. We note on page 59 of the Form 10-K at June 30, 2008 there were no impaired loans. Please provide us with a rollforward of your impaired loans from June 30, 2008 to December 31, 2008, explain why you apparently have had highly variable impaired loans in a relatively short timeframe and reconcile any discrepancies that may have existed in prior filings.

Critical Accounting Policies - Other-than-Temporary Impairment of Securities, page 20

9.   We note you disclose that management determined that $6 million of investments were other-than-temporarily impaired as of September 30, 2008. You wrote down $5.5 million as of the quarter ended September 30, 2008 and an additional $304,000 in the quarter ended December 31, 2008, respectively. Please tell us why you did not write-down the entire $6.0 million in the quarter ended September 30, 2008 if the entire balance was impaired. Please explain all the relevant facts and circumstances which supported your prior and current accounting in this area.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at (202) 551-3492 if you have questions.

Sincerely,

John P. Nolan
Senior Asst Chief Accountant